Exhibit 99.1
                                                                Execution Copy


                         STOCK PURCHASE AGREEMENT (this "Agreement"), dated as
                    of July 15, 2004, by and between Kerzner International Limited, a company incorporated under the laws of The Bahamas (the "Company"), and Istithmar PJSC, a company organized under the laws of Dubai (the "Purchaser").

          A. The Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, 3,000,000 ordinary shares (the "Company Shares") of the Company, par value $0.001 per share, for an aggregate purchase price of $153,750,000 in cash ($51.25 per share).

          B. Contemporaneously with the execution and delivery of this Agreement, the Purchaser has entered into stock purchase agreements (the "Secondary Purchase Agreements") with certain other shareholders of the Company (the "Selling Shareholders")providing for the purchase of an aggregate of 1,500,000 ordinary shares (the "Secondary Shares") of the Company, par value $0.001 per share, at an aggregate purchase price of $71,250,000 in cash ($47.50 per share). The Company Shares and the Secondary Shares are referred to collectively as the "Shares".

          C. At the Closing (as defined in Section 2 herein), (i) the Company and the Purchaser will execute and deliver a registration rights agreement (the "Registration Rights Agreement"), in the form attached hereto as Exhibit A, and a corporate governance agreement (the "Corporate Governance Agreement"), in the form attached hereto as Exhibit B, (ii) the Company, the Purchaser and certain other shareholders of the Company will execute and deliver a letter agreement (the "Letter Agreement"), in the form attached hereto as Exhibit C, and (iii) the Purchaser and World Leisure Group Limited will execute and deliver a letter agreement (the "WLG Letter Agreement") in the form attached hereto as Exhibit D. The Secondary Purchase Agreements, the Registration Rights Agreement, the Corporate Governance Agreement, the Letter Agreement and the WLG Letter Agreement are referred to collectively as the "Ancillary Agreements".

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

          1. Agreement to Sell and Purchase the Company Shares. At the Closing, the Company will, subject to the terms and conditions of this Agreement, sell to the Purchaser, and the Purchaser will, subject to the terms and conditions of this Agreement, purchase from the Company, the Company Shares for an aggregate purchase price of $153,750,000 in cash (the "Purchase Price") ($51.25 per share).

          2. Delivery of the Company Shares at the Closing.

          2.1 The closing of the sale to, and purchase by, the Purchaser of the Company Shares (the "Closing") shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m. on the later of July 21, 2004, or the second business day following the satisfaction (or, to the extent permitted, waiver by the parties entitled to the benefits thereof) of all the conditions set


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

forth in this Agreement, or at such other time and place as the Company and the Purchaser may mutually agree in writing (the "Closing Date"). At the Closing, the Company shall deliver to the Purchaser one or more certificates evidencing the Company Shares against delivery to the Company of the Purchase Price by wire transfer of immediately available funds to an account that the Company will designate in writing to the Purchaser at least two business days prior to the Closing Date.

          2.2 The Company's obligation to complete the purchase and sale of the Company Shares and deliver the stock certificate(s) evidencing the Company Shares to the Purchaser at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company: (a) receipt by the Company of immediately available funds in the full amount of the Purchase Price; (b) the accuracy of each of the representations and warranties of the Purchaser herein qualified by reference to materiality and the accuracy in all material respects of each of the representations and warranties of the Purchaser herein that are not so qualified, in each case as of the date of this Agreement and as of the Closing Date as if restated on and as of the Closing Date; (c) the fulfillment by the Purchaser in all material respects of each of its undertakings herein required to be fulfilled prior to the Closing;
(d) receipt by the Company of a certificate signed by an executive officer of the Purchaser confirming the matters described in the preceding clauses (b) and (c); (e) the execution and delivery of each Ancillary Agreement by each of the parties thereto (other than the Company); (f) the receipt of all applicable governmental, administrative or regulatory consents and approvals necessary for the consummation of the transactions contemplated by this Agreement and the transactions contemplated to be consummated at or promptly following the Closing under the Ancillary Agreements, including approval by the UK Gaming Board and any other gaming authority with jurisdiction over the Company (the "Regulatory Approvals"), (g) no Law (as hereinafter defined) or other legal restraint or prohibition preventing the consummation of transactions contemplated by this Agreement or any Ancillary Agreement shall be in effect and (h) the concurrent closing of the purchase of the Secondary Shares in accordance with the terms of the Secondary Purchase Agreements.

          2.3 The Purchaser's obligation to accept delivery of such stock certificate(s) and to pay for the Company Shares shall be subject to the following conditions, any one or more of which may be waived by the Purchaser:
(a) receipt by the Purchaser of the stock certificate(s) evidencing the Company Shares (registered in the names of the Purchaser or of such broker-dealers as may be designated by Purchaser as its nominee at least two business days prior to the Closing Date); (b) the accuracy of each of the representations and warranties of the Company herein that are qualified by reference to materiality or Company Material Adverse Effect (as defined below) and the accuracy in all material respects of each of the representations and warranties of the Company herein that are not so qualified, in each case as of the date of this Agreement and as of the Closing Date as if restated on and as of the Closing Date; (c) the fulfillment by the Company in all material respects of each of its undertakings herein required to be fulfilled prior to the Closing; (d) receipt by the Purchaser of a certificate signed by the chief financial officer of the Company confirming the matters described in the preceding clauses (b) and (c); (e) the execution and delivery of each Ancillary Agreement by each of the parties thereto (other than the Purchaser);
(f) the receipt of the Regulatory


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


Approvals; (g) no Law or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement shall be in effect and (h) the concurrent closing of the purchase of the Secondary Shares in accordance with the terms of the Secondary Purchase Agreements.

          3. Representations, Warranties and Covenants of the Company. In consideration for the Purchaser's agreement to enter into this Agreement and the Ancillary Agreements and to purchase the Company Shares from the Company and the Secondary Shares from the Selling Shareholders, the Company hereby represents and warrants to, and covenants with, the Purchaser as follows:

          3.1 Organization and Qualification. The Company and each of its subsidiaries is a company duly organized and validly existing under the laws of the jurisdiction in which it is incorporated, except, with respect to the Company's subsidiaries, where failures to be duly organized and validly existing individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect, and is qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failures to so qualify individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. The term "Company Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that (a) is material and adverse to the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole, or (b) will prevent or materially delay fulfillment of the closing conditions set forth in Section 2.3 or the Company's ability to perform any of its obligations under this Agreement or any Ancillary Agreement, provided, however, that any change, effect, event, occurrence, state of facts or development relating generally to the international venue-based entertainment industry (except to the extent such change, effect, event, occurrence, state of facts or development has a disproportionate effect on the Company and its subsidiaries as compared to other persons in such industry) shall not be considered when determining whether a Company Material Adverse Effect has occurred under clause (a) of this definition.

          3.2 Validity. The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which it is a party and the consummation of the transactions contemplated hereby and the transactions contemplated to be consummated at or promptly following the Closing under the Ancillary Agreements have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and assuming the valid execution and delivery thereof by the Purchaser constitutes, and each Ancillary Agreement, when duly executed and delivered by the Company and assuming valid execution and delivery thereof by the other parties thereto, will constitute, a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms.

          3.3 Issuance, Sale and Delivery of the Shares. The Company Shares have been duly authorized for issuance and sale to the Purchaser and, when issued, delivered and paid for in the manner set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable. The Secondary Shares are duly authorized, validly issued, fully paid and nonassessable. No further approval or authority of the


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

stockholders or the board of directors of the Company (the "Board of Directors") will be required for the consummation of the transactions contemplated by this Agreement or the transactions contemplated to be consummated at or promptly following the Closing under the Ancillary Agreements (including the issuance and sale of the Company Shares as contemplated herein).

          3.4 Compliance with Other Instruments. Neither the execution, delivery or performance of this Agreement or any Ancillary Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any provision of the memorandum of association and articles of association or similar governing document of the Company or any of its subsidiaries, (b) result in the creation of any material lien, security interest or encumbrance upon any assets of the Company or any of its subsidiaries, (c) conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the Company or any of its subsidiaries is a party or by which the Company, any of its subsidiaries or any of their respective properties may be bound, or (d) violate in any material respect any Law applicable to the Company, any of its subsidiaries or any of their respective properties.

          3.5 Consents. No consent, approval, license, permit, order or authorization of, or material registration, declaration or filing with, any transnational, federal, state, local or foreign government, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national stock exchange or national quotation system on which securities issued by the Company or any of its subsidiaries are listed or quoted (a "Governmental Entity") or any other person is required to be obtained or made by the Company or any of its subsidiaries in connection with the Company's execution, delivery and performance of this Agreement or any Ancillary Agreement or its consummation of the transactions contemplated hereby or contemplated to be consummated at or promptly following the Closing under the Ancillary Agreements, other than (a) approval by the UK Gaming Board of the transactions contemplated hereby and the transactions contemplated to be consummated at or promptly following the Closing under the Ancillary Agreements; (b) the filing of a Supplemental Listing Application with the New York Stock Exchange, Inc. with respect to the issuance of the Company Shares; and (c) other items disclosed in a letter from the Company delivered to the Purchaser prior to the execution of this Agreement. The approval described in clause (a) of the preceding sentence is the only consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any gaming authority required to be made by the Purchaser in connection with the Purchaser's execution, delivery and performance of this Agreement and the Ancillary Agreements and its consummation of the transactions contemplated hereby and thereby.

          3.6 Private Offering. None of the Company, its subsidiaries or their representatives has issued, sold or offered any security of the Company to any person under circumstances that would cause the sale of the Company Shares, as contemplated by this Agreement, to be subject to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). None of the Company, its subsidiaries or their



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

representatives will offer the Company Shares or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the Company Shares subject to the registration requirements of Section 5 of the Securities Act. Assuming the representations of Purchaser contained in Section
4.5 and Section 4.6 are true and correct, the sale and delivery of the Company Shares hereunder are exempt from the registration and prospectus delivery requirements of the Securities Act.

          3.7 Capitalization. The authorized capital stock of the Company consists solely of 250,000,000 ordinary shares, par value $0.001 per share (the "Company Ordinary Shares"), and 100,000,000 preference shares, par value $ 0.001 per share (together with the Company Ordinary Shares, the "Company Capital Shares"). At the close of business on July 14, 2004, (i) 31,674,079 Company Ordinary Shares were issued and outstanding, (ii) 7,072,029 Company Ordinary Shares were held by the Company in its treasury, (iii) 4,005,441 Company Ordinary Shares were subject to outstanding options to purchase Company Ordinary Shares granted to employees, officers and directors of the Company and its subsidiaries ("Stock Options") and 1,037,187 additional Company Ordinary Shares were reserved for issuance pursuant to share plans for the benefit of employees, officers and directors of the Company and its subsidiaries and (iv) 3,949,169 Company Ordinary Shares were reserved for issuance pursuant to the terms of the Company's outstanding 2.375% Convertible Senior Subordinated Notes due 2024. Except as set forth above, at the close of business on July 14, 2004, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except set forth above, there are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Capital Shares may vote ("Voting Company Debt"). Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any of its subsidiaries or any Voting Company Debt or (ii) obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking. As of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries.

          3.8 SEC Filings. The Company has made available to the Purchaser copies of the following documents (collectively, the "Available Documents")
(i) the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (the "2003 20-F"), (ii) each Report on Form 6-K filed with or furnished to the Securities and Exchange Commission ("SEC") by the Company on or after March 30, 2004 and



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

(iii) the Company's Registration Statement on Form F-3 filed with the SEC on July 2, 2004. The Company has timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that were required to be filed with the SEC under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act") from and after January 1, 2003 (all such reports and statements are collectively referred to herein as the "SEC Filings"). As of their respective dates, except to the extent the information in any SEC Filing has been revised or superseded by a later filed SEC Filing, the SEC Filings complied in all material respects with the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Filing, and did not and, except to the extent the information in any SEC Filing has been revised or superseded by a later filed SEC Filing, do not as of the date hereof contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, no subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. The consolidated financial statements of the Company (including the notes thereto) included in the Available Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by the rules and regulations under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except for the omission of footnotes and subject, in the case of unaudited statements, to normal year-end audit adjustments).

          3.9 Absence of Certain Changes. Except for transactions contemplated by this Agreement or the Ancillary Agreements or matters disclosed in the SEC Filings filed and made publicly available prior to the date of this Agreement, since December 31, 2003, the Company and its subsidiaries have conducted their business in the ordinary and usual course, and there has not been any of the following:

          (i) any change or amendment to the memorandum of association and articles of association of the Company;

          (ii) other than pursuant to the offering contemplated by the Offering Memorandum referenced in Section 4.7, any issuance, sale, reclassification, combination or split, or any direct or indirect purchase, redemption or other acquisition of any capital stock or other voting securities of the Company;

          (iii) any dividend or other distribution declared, set aside, paid or made with respect to any capital stock or other voting securities of the Company;

          (iv) any material change in the financial accounting methods, principles or practices of the Company and its subsidiaries for financial accounting purposes, except as required by GAAP or applicable Law;



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

          (v) any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, constitutes or would be reasonably likely to constitute a Company Material Adverse Effect; or

          (vi) any commitment or agreement to do any of the foregoing.

          3.10 Undisclosed Liabilities. To the knowledge of the Company, the Company and its subsidiaries have no liabilities or obligations of any nature, whether or not accrued, absolute, contingent, liquidated or unliquidated or otherwise, whether due or to become due and whether or not required by GAAP to be set forth on the consolidated balance sheet of the Company and its consolidated subsidiaries, except for liabilities or obligations (i) reflected or disclosed in the financial statements (or in the notes thereto) contained in the SEC Filings filed and made publicly available prior to the date of this Agreement or (ii) that may have arisen in the ordinary course of business and consistent with past practice since December 31, 2003 and that, individually or in the aggregate, do not constitute and would not be reasonably likely to constitute a Company Material Adverse Effect.

          3.11 Compliance with Applicable Laws. The Company and its subsidiaries are in compliance with all Laws applicable to their businesses and assets, except for instances of noncompliance that, individually or in the aggregate, do not constitute and would not be reasonably likely to constitute a Company Material Adverse Effect.

          3.12 Transactions with Related Persons. Except (a) as disclosed in the SEC Filings (including the exhibits thereto) filed and made publicly available prior to the date of this Agreement, (b) for (i) compensation and employee benefit arrangements of the nature of those included in the aggregate compensation amount disclosed in the aggregate in the 2003 20-F and (ii) participation in employee benefit or compensation plans generally available to employees or senior executives and/or directors of the Company as a group, including participation in the Plans (as such term is defined in the 2003 20-F) or (c) for other items disclosed in a letter from the Company delivered to the Purchaser prior to the execution of this Agreement, there are, and during the three years prior to the date of this Agreement, there have been, no contracts, promises, commitments, arrangements, relationships or understandings, and during the three years prior to the date of this Agreement, there has been no business transaction or purchase or sale of assets, in each case between the Company or any of its subsidiaries and any Related Person (as defined below) that would be required to be disclosed in the SEC Filings pursuant to Items 402 or 404 of Regulation S-K if the Company were required to disclose information required by those items without regard to Instruction 9 to Paragraph (a) of Item 404 or Instruction 1 to Item 404. "Related Person" means any officer, director or affiliate of the Company, any person who has a family relationship (as defined in Item 401(d) of Regulation S-K) with any such person, or any associate of any such person.

          3.13 Selling Shareholder Representations and Warranties. Each of the representations and warranties made by the Selling Shareholders in each Secondary Purchase Agreement is true and correct as of the date of such Secondary Purchase



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

Agreement and shall be true and correct as of the date of the closing of the transactions contemplated thereby.

          4. Representations, Warranties and Covenants of the Purchaser. The Purchaser represents and warrants to, and covenants with, the Company as follows:

          4.1 Organization. The Purchaser is a company duly organized and validly existing under the laws of Dubai and is qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failures to so qualify individually or in the aggregate, are not reasonably likely to prevent or materially delay fulfillment of the closing conditions set forth in Section 2.2 or the Purchaser's ability to perform its obligations under this Agreement or the Ancillary Agreements.

          4.2 Validity. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated hereby or the transactions contemplated to be consummated at or promptly following the Closing under the Ancillary Agreements have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and assuming the valid execution and delivery thereof by the Company constitutes, and each Ancillary Agreement, when duly executed and delivered by the Purchaser and assuming valid execution and delivery thereof by the other parties thereto, will constitute, a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

          4.3 Compliance with Other Instruments. Neither the execution, delivery or performance of this Agreement or any Ancillary Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any provision of the memorandum of association and articles of association of the Purchaser, (b) result in the creation of any material lien, security interest or encumbrance upon any assets of the Purchaser, (c) conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the Purchaser is a party or by which the Purchaser or any of its properties may be bound or (d) violate any Law applicable to the Purchaser or any of its properties.

          4.4 Consents. No consent, approval, license, permit, order or authorization of, or material registration, declaration or filing with, any Governmental Entity or any other person is required to be obtained or made by the Purchaser in connection with the Purchaser's execution, delivery and performance of this Agreement or any Ancillary Agreement or its consummation of the transactions contemplated hereby or the transactions contemplated to be consummated at or promptly following the Closing under the Ancillary Agreements, other than (a) compliance with and filings under Section 13 of the Exchange Act and (b) approval by the UK Gaming Board of the transactions contemplated hereby and the transactions contemplated to be consummated at or promptly following the Closing under the Ancillary Agreements.

          4.5 Ability to Protect Its Own Interests and Bear Economic Risks. By reason of the business and financial experience of its management, the Purchaser has the



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

capacity to evaluate the risks and merits of, and make an informed decision with regard to, an investment in the Company and the transactions contemplated by this Agreement. The Purchaser is able to bear the economic risk of an investment in the Company Shares, and has an adequate income independent of any income produced from an investment in the Company Shares and has sufficient net worth to sustain a loss of all of its investment in the Company Shares without economic hardship if such a loss should occur. The Purchaser recognizes that an investment in the Company Shares involves a high degree of risk, including a risk of total loss of Purchaser's investment, and the Purchaser has full cognizance of and understands all of the risk factors related to Purchaser's purchase of the Company Shares, including those set forth under the heading "Risk Factors" in the Company's registration statement on Form F-3 filed with the SEC on July 2, 2004. The Purchaser has, with respect to all matters relating to this Agreement and the offer and sale of the Company Shares, relied solely upon the advice of the Purchaser's own counsel and has not relied upon or consulted the counsel to the Company.

          4.6 Reliance on Exemptions; Acquisition for Own Account. (a) The Purchaser understands that the Company Shares are being offered and sold to Purchaser in reliance upon specific exemptions from the registration requirements of Federal and state securities laws and that the Company is relying upon the truth and accuracy of, and Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of Purchaser to acquire the Company Shares.

          (b) The Purchaser is acquiring the Company Shares for its own account and for investment purposes only and with no present intention of distributing any of the Company Shares or any arrangement or understanding with any other persons regarding the distribution of the Company Shares. The Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Company Shares except in compliance with the Securities Act (including pursuant to an exemption from the registration requirements thereof), the rules and regulations thereunder and any applicable state securities laws. The Purchaser has, in connection with its decision to purchase the Company Shares, not relied upon any representations or other information (whether oral or written) other than the representations and warranties of the Company contained herein.

          4.7 Access to Information. The Company has made available to the Purchaser copies of the Available Documents filed on or prior to July 6, 2004 and the Company's Offering Memorandum dated June 14, 2004, relating to the sale of depositary receipts made in accordance with Regulation S under the Securities Act, and the Purchaser has had adequate opportunity to ask questions of, and receive answers from, the Company's officers, employees, agents, accountants, and representatives concerning the Company's business, operations, financial condition, assets, liabilities, and all other matters relevant to its investment in the Shares.

          4.8 Restrictions on Dispositions. The Purchaser understands and agrees that the Company Shares have not been, and will not upon issuance be registered



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

under the Securities Act, and each certificate or other document evidencing any of the Company Shares shall be endorsed with the legend in substantially the form set forth below, as well as any other legends required by applicable law. The Purchaser covenants that the Purchaser shall not transfer the Company Shares represented by any such certificate without complying with the restrictions on transfer described in the legends endorsed on such certificate and understands that the Company shall refuse to register any transfer of Company Shares not complying with the following legend:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

          5. Termination.

          5.1 Notwithstanding anything contained herein to the contrary, this Agreement may be terminated, and the transactions contemplated hereby abandoned, as follows:

               (a) by mutual written consent of the Company and Purchaser; and

               (b) by the Company or Purchaser, if the Closing does not occur by August 31, 2004; provided, however, that the right to terminate this Agreement shall not be available to any party whose failure to fulfill any covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

          5.2 Consequences of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no further force or effect, except for this Section 5.2. Nothing in this Section 5 or elsewhere in this Agreement shall be deemed to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement. Nothing in this Section 5 shall be deemed to release either party from any liability for any breach by such party of the terms and provisions of this Agreement.

          6. Survival of Representations and Warranties and Covenant; Certain Remedies. (a) Notwithstanding any investigation made by any party to this Agreement, (i) the representations and warranties made by the Company in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7 and by the Purchaser in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7 and 4.8 shall survive the Closing without limitation as to time and (ii) all other representations and warranties made by the Company and the Purchaser herein and in the certificates delivered pursuant hereto shall survive for a period of 24 months following the Closing. Any covenant or undertaking in this Agreement contemplating performance by any party following the Closing shall survive in accordance with its terms.

          (b) The Company acknowledges and agrees that (i) the Purchaser is purchasing the Secondary Shares in reliance on the representations and warranties made by the Company in this Agreement and the Purchaser shall be deemed to have acquired the Secondary Shares from the Company for the purpose of determining the remedies, if any, available to the Purchaser hereunder for a breach of any applicable provision of this Agreement and (ii) it has made use of the means and instrumentalities of United States interstate commerce and of the United States mails in connection with the transactions contemplated by this Agreement and that the provisions of the Securities Act (including its antifraud provisions) shall be applicable to the purchase and sale of the Shares. The Company shall be subrogated to all of the rights of the Purchaser with respect to any amount paid by the Company as a result of any breach of any of the representations and warranties made by the Selling Shareholders in any Secondary Purchase Agreement.

          7. Reasonable Best Efforts. The Company and the Purchaser will each use its reasonable best efforts to satisfy the closing conditions prior to August 31, 2004, including the execution and delivery of each Ancillary Agreement, and to consummate the transactions contemplated hereby.

          8. Broker's Fee. There is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of any party hereto who might be entitled to any fee or commission for which any other party hereto will be liable in connection with the execution of this Agreement or the transactions contemplated hereby.

          9. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (i) when delivered, if delivered in person, (ii) when sent by facsimile (provided the fax is promptly confirmed by telephone confirmation thereof), (iii) when sent by email (provided the email is promptly confirmed by telephone confirmation thereof) and (iv) two business days following sending by overnight delivery by an internationally recognized overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section
9):

          (a)   if to the Company, to:

                Kerzner International Limited
                P.O. Box N-4777
                Nassau, The Bahamas
                Attention:  General Counsel
                Facsimile:  (242) 363-4581
                Email:  Richard.Levine@kerzner.com

                with a copy to:

                Cravath, Swaine & Moore LLP
                Worldwide Plaza
                825 Eighth Avenue
                New York, NY 10019

                United States of America
                Attention:  Philip A. Gelston
                Facsimile:  (212) 474-3700
                Email:  PGelston@cravath.com

          (b)   if to the Purchaser, to:

                Istithmar PJSC
                Emirates Towers, Level 47
                Sheikh Zayed Road
                PO Box 17000
                Dubai, United Arab Emirates
                Attention:  Chief Executive Officer
                Facsimile:  +971 4 390 3818
                Email:  info@istithmar.ae

                with a copy to:

                Cleary, Gottlieb, Steen & Hamilton
                One Liberty Plaza
                New York, New York  10006
                Attention: Daniel S. Sternberg
                Facsimile:  (212) 225-3999
                Email:  DSternberg@cgsh.com

or to such other person at such other place as the Company or the Purchaser shall designate to the other party in writing.

          10. Legends. The Company shall remove the legend described in
Section 4.8 from certificates representing the Company Shares (and any similar legend from any certificates representing the Secondary Shares) if the Shares represented thereby are sold pursuant to an effective registration statement under the Securities Act or there is delivered to the Company such satisfactory evidence, which may include an opinion of independent counsel, as may reasonably be requested by the Company, to confirm that neither such legend nor the restrictions on transfer set forth therein are required to ensure that transfers of such Shares will not violate the registration and prospectus delivery requirements of the Securities Act.

          11. Publicity. Except to the extent required by applicable Law, neither party shall, without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld or delayed, make any public announcement or issue any press release with respect to the transactions contemplated by this Agreement. Prior to making any public disclosure with respect to the transactions contemplated by this Agreement required by applicable Law, the disclosing party shall use reasonable efforts to consult with the other party hereto in advance thereof and shall use its reasonable efforts to reach an agreement with the other party as to the content and timing of such public announcement or press release.

          12. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by either party without the prior written consent of the other party hereto. Any attempted assignment in violation of this Section 12 shall be void.

          13. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

          14. Amendment. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively) only with the written consent of the Company and the Purchaser.

          15. Interpretation; Exhibits; Certain Definitions. (a) When a reference is made in this Agreement to a Section, Subsection or Exhibit, such reference shall be to a Section or Subsection of or an Exhibit to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein", "hereto", "hereby" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

          (b) For all purposes hereof:

               "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

               "associate" of any person means (i) any person (other than the Company or any of its subsidiaries) of which such first person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or other estate in which such first person has a substantial beneficial interest or as to which such first person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such first person, or any relative of such spouse, who has the same home as such first person or who is a director or officer of the Company or any of its subsidiaries.

               "Law" means any law, treaty, statute, ordinance, code, rule, regulation, judgment, decree, order, writ, award, injunction, authorization or determination enacted, entered, promulgated, enforced or issued by any Governmental Entity.

               "person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

               "subsidiary" of any person means another person, (i) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body or (ii) 50% or more of the equity interests of which, is owned directly or indirectly by such first person or by another subsidiary of such first person.

          16. Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement dated June 28, 2004 between the Company and the Purchaser contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as expressly set forth herein or in the Ancillary Agreements.

          17. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

          18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any conflicts of law provisions thereof.

          19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

          20. Jurisdiction. (a) Each party inter se irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, solely for the purposes of any suit, action or other proceeding arising out of this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby. Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each of the parties hereto further irrevocably consents, and shall cause each of its affiliates to irrevocably consent, to the service of process in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, return receipt requested, to such party at its address as provided for notices hereunder. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

          (b) The Purchaser confirms that (i) it is not a party to any agreement with the United States of America relating in any way to the immunity of the Purchaser from jurisdiction of courts, suit, execution upon a judgment, attachment prior to judgment or in aid of execution upon a judgment or any other legal process and (ii) it is, under the law of Dubai, subject to civil and commercial law with respect to its obligations under this Agreement and has agreed not to assert the defense of immunity, on the grounds of sovereignty or otherwise, in respect of any suit, action or proceeding arising out of or relating to claims under this Agreement or any Ancillary Agreement, or the consummation of the transactions contemplated hereby or thereby.

          21. No Implied Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          22. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby.

          23. Expenses. Each of the Company and the Purchaser shall pay and be responsible for all of its respective fees and expenses, including legal fees and expenses, incurred in connection with the preparation and negotiation of this Agreement and the Ancillary Agreements.


                 [Remainder of page intentionally left blank.]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.



                                    KERZNER INTERNATIONAL LIMITED

                                         By /s/   Solomon Kerzner
                                           ------------------------------------
                                           Name:  Solomon Kerzner
                                           Title: Chairman


                                    ISTITHMAR PJSC

                                         By  /s/  Sultan Ahmed Bin Sulayem
                                           ------------------------------------
                                           Name:  Sultan Ahmed Bin Sulayem
                                           Title: Executive Chairman

                                                                     EXHIBIT A



          REGISTRATION RIGHTS AGREEMENT, dated as of [ ], 2004 (this "Agreement"), by and between Kerzner International Limited, a company incorporated under the laws of The Bahamas (the "Company"), and Istithmar PJSC, a company organized under the laws of Dubai ("Istithmar").


                                R E C I T A L S

          A. On the date hereof, Istithmar has purchased ordinary shares (the "Company Shares") of the Company, par value $0.001 per share, pursuant to the Stock Purchase Agreement dated as of July 15, 2004 between the Company and Istithmar (the "Company Purchase Agreement").

          B. On the date hereof, Istithmar has purchased ordinary shares (the "Other Shares") of the Company, par value $0.001 per share, pursuant to stock purchase agreements dated as of July 15, 2004 among Istithmar and certain shareholders (the "Other Purchase Agreements" and, together with the Company Purchase Agreement, the "Purchase Agreements").

          C. In connection with the purchase and sales of the Company Shares and the Other Shares, the Company and Istithmar entered into a Corporate Governance Agreement dated as of the date of this Agreement (the "Governance Agreement"), and the Company, Istithmar and certain shareholders of the Company entered into a letter agreement dated as of the date of this Agreement (the "Letter Agreement") regarding voting for directors, certain matters relating to registration rights and other matters.

          D. The parties have agreed to enter into this Agreement in order to provide Istithmar with certain registration rights.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                 DEFINED TERMS

          SECTION 1.1 Certain Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

          "Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under direct or indirect common control with such Person. For the purposes of this Agreement, "control," when used with respect to any specified Person, shall mean, (a) as determined with respect to each Person pursuant to the laws of the jurisdiction where such Person is organized, the actual or deemed direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise, or (b) the power to direct the management and policies of such Person whether through ownership of voting securities, by contract or otherwise if there exists any agreement, arrangement or understanding, whether oral or written, between such specified Person and the Person who has such power (together with any Affiliates thereof, the "Power Person") with regard to the Power Person taking an action that the specified Person is prohibited from taking under this Agreement or the specified Person not taking an action it is required to take under this Agreement, or matters related to either of the foregoing; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing. For the avoidance of doubt, for purposes of this Agreement the Company shall be deemed not to be an Affiliate of Istithmar.

          "Authorized Representative" shall have the meaning ascribed thereto in Section 2.1(d).

          "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act as of the date of this Agreement; and the terms "Beneficially Owned" and "Beneficially Owns" shall have meanings correlative to the foregoing.

          "Business Combination" means any one of the following transactions:

          (i) any merger or consolidation of the Company or any of its Subsidiaries with any Person, or any tender or exchange offer by any such Person for any Equity Securities of the Company or any of its Subsidiaries; or

          (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company (in one transaction or a series of transactions) to any Person of assets constituting a Substantial Part of the Company; or

          (iii) the issuance, exchange or transfer by the Company or any of its Subsidiaries (in one transaction or series of transactions) of any securities of the Company or any of its Subsidiaries to any member of the WLG Group, the Kersaf Group, the Caledonia Group, the CMS Group or the Istithmar Group that increases such member's Voting Interest, or to any other Person in excess of ten percent (10%) of the Shares issued and outstanding as of the date of such issuance; or

          (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company; or

          (v) any transaction having, with respect to the Company, the effect of a "Rule 13e-3 transaction" (as defined in Rule 13e-3(a)(3) of the Securities Exchange Act); or

          (vi) any agreement, contract or other arrangement with any Person providing for any one or more of the actions specified in clauses (i) to (v) above.

          "Caledonia" means Caledonia Investments PLC, a company incorporated under the laws of England.

          "Caledonia Group" means, as of any date, Caledonia and all of its Affiliates as of such time.

          "CMS" means Cement Merchants SA, a company incorporated under the laws of Panama.

          "CMS Group" means, as of any date, CMS and all of its Affiliates as of such time.

          "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Securities Exchange Act.

          "Company Event" shall have the meaning ascribed thereto in Section 2.2.1(b).

          "Convertible Securities" means securities of the Company convertible into or exchangeable for Shares.

          "Demand Piggyback Shares" shall have the meaning ascribed thereto in
Section 2.3.1(a)(i).

          "Demand Registration" shall have the meaning ascribed thereto in
Section 2.2.1(a).

          "Election Period" shall have the meaning ascribed thereto in Section 2.3.1(a)(i).

          "Equity Security" means (i) Shares, (ii) Convertible Securities and
(iii) any options, warrants or other rights issued by the Company to acquire Shares or Convertible Securities.

          "Holder" shall have the meaning ascribed thereto in Section 2.1(c).

          "Incidental Registration" shall have the meaning ascribed thereto in
Section 2.3.1(b).

          "Incidental Registration Piggyback Shares" shall have the meaning ascribed thereto in Section 2.3.1(b).

          "Indemnified Party" shall have the meaning ascribed thereto in
Section 2.7.1.

          "Initiating Holder" shall have the meaning ascribed thereto in
Section 2.2.1(a).

          "Independent Director" means a director of the Company who (a) is not (apart from such directorship) (i) an officer, Affiliate, employee, principal stockholder, consultant or partner of any member of the WLG Group, the Caledonia Group or the Istithmar Group or of any entity that was dependent upon any member of the WLG Group, the Caledonia Group or the Istithmar Group for more than five percent (5%) of its revenues or earnings in its most recent fiscal year or
(ii) an officer, employee, consultant or partner of the Company or any Affiliate of the Company or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon the Company or any Affiliate of the Company for more than five percent (5%) of its revenues or earnings in its most recent fiscal year or (b) is designated by any of WLG, Caledonia, CMS or Istithmar (whether or not such director is independent in accordance with clause (a) above) but with respect to the matter under consideration by the Board, the Group appointing such director does not have an interest (financial or otherwise) that is different than the interest of the Company.

          "Istithmar Group" means Istithmar, Nakheel Co. LLC, Nakheel Holdings 1 LLC, Nakheel Holdings 2 LLC, Nakheel Holdings 3 LLC and, as of any date, any of their respective Subsidiaries and any Person engaged in investment or commercial activities which is under the authority and control of the current Executive Chairman of Istithmar comparable to the authority and control he exercises over Istithmar as of the date hereof.

          "Kersaf" means Kersaf Investments Limited, a company incorporated under the laws of the Republic of South Africa.

          "Kersaf Group" means, as of any date, Kersaf and all of its Affiliates as of such time.

          "Letter Agreement" shall have the meaning ascribed thereto in the Recitals.

          "Notice" shall have the meaning ascribed thereto in Section
2.3.1(a)(i).

          "Permitted Transferee" shall have the meaning ascribed thereto in
Section 2.1(c).

          "Person" means any individual, firm, partnership, company, joint stock company, corporation, partnership, trust, estate, incorporated or unincorporated association, syndicate, joint venture or organization, or any government or any department, agency or other political subdivision thereof, or any other entity, and shall include any successor of any such entity.

          "Prior Registration Delay" shall have the meaning ascribed thereto in Section 2.2.1(b).

          "Registrable Securities" shall have the meaning ascribed thereto in
Section 2.1(b).

          "Registration Expenses" shall have the meaning ascribed thereto in
Section 2.6.

          "Securities Act" means the United States Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

          "Securities Exchange Act" means the United States Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

          "Shares" means (a) the ordinary shares, par value $0.001 per share, of the Company (including any dividends in kind thereon), or (b) any other class of stock resulting from any reclassification, exchange, substitution, combination, stock split or reverse stock split, including in connection with any merger or otherwise, of such ordinary shares.

          "Standstill Expiration Date" means [FIFTH ANNIVERSARY OF THE CLOSING], 2009.

          "Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first Person or by another subsidiary of such first Person.

          "Substantial Part of the Company" means, as of any date, twenty percent (20%) or more of the book value of the consolidated tangible assets of the Company and its Subsidiaries, taken as a whole (without regard to any liabilities of the Company or any of its Subsidiaries), as of the end of its most recent fiscal quarter ending prior to the time the determination is made.

          "2001 Agreement" means the Registration Rights and Governance Agreement, dated as of July 3, 2001, among the Company, Sun International Investments Limited, WLG, Kersaf Investments Limited, Caledonia, Mangalitsa Limited, CMS, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc, as in effect on the date of this Agreement.

          "2001 Agreement Holder" shall have the meaning ascribed to the term "Holder" in Section 5.1(c) of the 2001 Agreement.

          "2001 Agreement Registrable Securities" shall have the meaning ascribed to the term "Registrable Securities" in Section 5.1(b) of the 2001 Agreement.

          "Underwriter" shall have the meaning ascribed thereto in Section
2.2.3.

          "Underwriter Out" means the occurrence of any of the following: (1) trading in securities generally on the New York Stock Exchange or the American Stock Exchange or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (2) a banking moratorium shall have been declared by federal or state authorities, (3) there shall have been a declaration of a national emergency or war by the United States or (4) there shall have occurred such a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States shall be such) as to make it impracticable or inadvisable to proceed with a public offering.

          "Underwritten Public Offering" shall mean a sale of securities of the Company to an underwriter or underwriters for re-offering to the public, which shall include customary selling efforts.

          "WLG" means World Leisure Group Limited, a company incorporated under the laws of the British Virgin Islands.

          "WLG Group" means, as of any date, WLG and all of its Affiliates as of such time, including Solomon Kerzner and Howard B. Kerzner.

          SECTION 1.2 Other Definitions. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the 2001 Agreement.

                                  ARTICLE II

                              REGISTRATION RIGHTS

          SECTION 2.1 General; Securities Subject to this Agreement. (a) Grant of Rights. The Company hereby grants registration rights to each Holder (as defined below) upon the terms and subject to the conditions set forth in this Agreement.

          (b) Registrable Securities. For the purposes of this Agreement, "Registrable Securities" means the Company Shares, the Other Shares and any Shares acquired prior to the Standstill Expiration Date by the Istithmar Group in accordance with the Governance Agreement; provided, however, that Shares shall cease to be Registrable Securities for purposes of this Agreement when a registration statement covering such Registrable Securities has been declared effective under the Securities Act by the Commission and all such Registrable Securities have been disposed of pursuant to such effective registration statement.

          (c) Holders of Registrable Securities. A Person shall be a holder of Registrable Securities (each, a "Holder") whenever such Person is a member of the Istithmar Group (or a Person that has acquired Registrable Securities, directly or indirectly, from a member of the Istithmar Group in accordance with the Governance Agreement (such Person, a "Permitted Transferee")), that
(i) owns of record Registrable Securities and (ii) agrees in writing to be bound by the terms of this Article II applicable to the Istithmar Group. For purposes of this Agreement, a Holder shall be entitled to assign its rights hereunder to a Permitted Transferee and such Permitted Transferee shall acquire such rights only if such Permitted Transferee shall have acquired one million (1,000,000) or more Registrable Securities pursuant to one (1) or more transfers made in accordance with the Governance Agreement, and, for the avoidance of doubt, shall include any Person who shall have acquired one million (1,000,000) or more Registrable Securities from a member of the Istithmar Group following the Standstill Expiration Date pursuant to any privately negotiated purchase.

          (d) If the Company receives conflicting instructions, notices or elections from two (2) or more Persons with respect to the same Registrable Securities, the Company may act upon the basis of the instructions, notice or election received from the registered owner of such Registrable Securities. The Company shall be entitled to rely upon any instruction received from the authorized representative (the "Authorized Representative") of the Istithmar Group appointed pursuant to Section 3.3. In furtherance of the foregoing Istithmar hereby represents and warrants to the Company that the Authorized Representative, as appointed from time to time, has and shall have the power and authority to make, execute, acknowledge and deliver such notices, requests, instructions, certificates, stock powers and other writing, and in general, to do any and all things and to take any and all actions that such Authorized Representative, in its sole and absolute discretion, may consider necessary, proper or convenient in connection with or to carry out the activities described in this Article II as the agent and attorney-in-fact of any Holder.

          SECTION 2.2 Demand Registration Rights.

          SECTION 2.2.1 Demand Registrations. (a) Each Holder shall have the following rights to make written requests (specifying the intended method of disposition) (such Holder, the "Initiating Holder") for registration under the Securities Act (each, a "Demand Registration") of all or part of the Shares which constitute such Initiating Holder's Registrable Securities:

          (i) with respect to the Company Shares, the Other Shares or any Shares acquired prior to the Standstill Expiration Date by the Istithmar Group in accordance with the Governance Agreement, one (1) or more Demand Registrations, each covering no less than one million (1,000,000) Shares; and

          (ii) with respect to any Incidental Registration Piggyback Shares requested by a Holder pursuant to Section 2.3.1 to be included in a registered offering but excluded from such registration pursuant to Section 2.3.2(b) solely as a result of the inclusion in such registration of Shares to be sold by any 2001 Agreement Holder, each Holder of such excluded Shares shall have the right to make one (1) Demand Registration in respect of the aggregate number of Incidental Registration Piggyback Shares so excluded from such registration; provided that the request for such Demand Registration must be made no later than the three (3) month anniversary of the first date on which the Company is permitted in accordance with this Agreement, the 2001 Agreement and otherwise to file such registration statement.

          (b) If at the time of any request to register Registrable Securities pursuant to this Section 2.2.1, the Company is engaged in a registered public offering, intends to file a registration statement solely with respect to the sale of Shares by the Company within forty five (45) days of such time or is engaged in any activity other than the filing of a registration statement which, in the reasonable good faith determination of the Board of Directors, after consultation with outside counsel, would be required to be disclosed under applicable law as a result of such request and would be materially and adversely affected by the requested registration (each, a "Company Event"), then the Company may at its option, within five (5) business days of such request, direct that such request be delayed, (A) in the case the Company is engaged in a registered offering or intends to file such a registration statement, for a reasonable period of time not in excess of the lesser of (x) three (3) months from the date of such request or (y) forty five (45) days from the effective date of such offering (provided, however, that where such delay is requested by the Company as a result of its intention to file a registration statement within forty five (45) days of such time, the Company may exercise its rights hereunder only to the extent that such registration statement is actually filed by the Company within such forty five (45) day period) and (B) in the case of any other activity, for a reasonable period of time not in excess of forty five (45) days from the date of such direction by the Company, provided, however, that notwithstanding the foregoing such forty five (45) day period may be extended to the extent that the failure to file such registration statement is the result of the Company not having available financial statements or other information required to be included in such registration statement and the Company has used commercially reasonable efforts to obtain such financial statements or other information as soon as practicable. In the event any Initiating Holder(s) have made a written request to the Company for a Demand Registration and the conditions described in the immediately preceding sentence shall not exist as of the time of such request, such Demand Registration may not be delayed except as a result of the Company becoming involved in any activity other than the filing of a registration statement which, in the reasonable good faith determination of the Board of Directors, after consultation with outside counsel, would be required to be disclosed under applicable law as a result of such Demand Registration and would be materially and adversely affected by the requested registration (and such circumstances shall be deemed to constitute a Company Event for all purposes of this Agreement); provided, however, that such delay shall be made for a reasonable period of time not in excess of forty five (45) days from the date of such direction by the Company, provided, however, that notwithstanding the foregoing such forty five (45) day period may be extended to the extent that the failure to file such registration statement is the result of the Company not having available the financial statements or other information required to be included in such registration statement and the Company has used commercially reasonable efforts to obtain such financial statements or other information as soon as practicable. In addition, the Company shall not be required to file any registration within six (6) months after the effective date of any other registration statement of the Company (the "Prior Registration Delay"). Notwithstanding the foregoing, the Company shall, upon reasonable prior written notice by any Holder, use its commercially reasonable efforts to be prepared to file a registration upon the expiration of such six
(6) months.

          (c) The obligations of the Company to take the actions contemplated by this Section 2.2.1 hereof with respect to an offering of Shares shall be subject to the following conditions and limitations:

               (i) Each participating Holder shall conform to all applicable requirements of the Securities Act and the Securities Exchange Act with respect to the offering and sale of securities and advise each Underwriter, broker or dealer through which any of the Registrable Securities are offered that the Registrable Securities are part of a distribution that is subject to the prospectus delivery requirements of the Securities Act.

               (ii) Except if the Initiating Holder(s) pay any incremental costs incurred by the Company, the fulfillment of the Company's obligations in connection with such registration shall not require the Company to prepare audited financial statements not required to be prepared for the Company to comply with its obligations under the Securities Exchange Act as of any date not coincident with the last day of any fiscal year of the Company.

          SECTION 2.2.2 Effective Demand Registration. Subject to Section 2.2.1(b) of this Agreement and the Company's obligations under Section 5.4(b) of the 2001 Agreement, the Company shall use reasonable commercial efforts to cause any Demand Registration to become effective not later than ninety (90) days after it receives a request under Section 2.2.1 hereof and to remain effective for the lesser of (i) the period during which all Registrable Securities registered in the Demand Registration are sold and (ii) one hundred and twenty (120) days; provided, however, that if the Initiating Holder(s) requests the Company to withdraw such registration, other than as the result of a breach by the Company, the Initiating Holder(s) shall promptly pay all of the costs and expenses incurred by the Company in connection with such registration.

          SECTION 2.2.3 Underwriting Procedures. (a) Selection of Underwriters. The offering of Registrable Securities pursuant to a Demand Registration may be in the form of a firm commitment underwritten offering and the managing underwriter selected for such offering shall be an internationally recognized underwriter jointly selected by, and engaged on terms and conditions mutually satisfactory to, the Company and the Initiating Holder, each acting in good faith (having due regard to the experience and relationship with the Company and the Initiating Holder(s) of the managing underwriter) (the "Underwriter"). Each of the parties agrees and acknowledges that any of Bear Stearns, Citigroup Global Markets, Deutsche Bank, JPMorgan, Lehman Brothers and Merrill Lynch shall, subject to the execution of customary underwriting agreements on commercially reasonable terms therewith, be deemed to satisfy the requirements of the immediately preceding sentence to serve as a managing Underwriter or a member of an underwriting syndicate.

          (b) Distribution by Underwriters. The managing Underwriter selected for any offering shall enter into an agreement (containing customary indemnification provisions and representations and warranties) with the Company and the Holders whereby the Holders shall direct the underwriters to take reasonable steps to ensure a wide distribution of the underwritten shares in accordance with customary practices and that after giving effect to any such sale, no purchaser (together with its Affiliates) would Beneficially Own four and nine-tenths percent (4.9%) or more of the outstanding Shares of the Company as of such time.

          SECTION 2.3 Incidental or "Piggy-Back" Registration Rights.

          SECTION 2.3.1 Demand and Company Registrations.

          (a) Demand Registrations.

               (i) Within ten (10) days after receipt of a request for a Demand Registration, the Company shall give written notice (the "Notice") of such request to all the Holders (other than the Initiating Holder(s)). Each of the Holders other than the Initiating Holder(s) shall, subject to the other provisions of this Section 2.3, upon receipt of written request therefor within ten (10) days after the Notice is given (the "Election Period"), have the right to include in such Demand Registration the number of Registrable Securities registrable by such Holder pursuant to Section 2.2.1 of this Agreement as of the time such Notice is made (the "Demand Piggyback Shares").

               (ii) Registration of the Demand Piggyback Shares requested to be registered by any Holder shall be subject to the following conditions: (A) in respect of a registration relating to any Underwritten Public Offering, (x) compliance with the "cutback" provisions contained in Section 2.3.2, (y) acceptance by such Holder of the timing and terms and conditions of the subject Underwritten Public Offering (as evidenced by each such Holder and, if applicable, any other participating member of the Istithmar Group, becoming a party to the applicable underwriting agreement) and (z) the Underwriter being of the opinion that the sale of Shares by such Holder and, if applicable, any other participating member of the Istithmar Group, would not have a material and adverse effect on the market for the Shares and, if applicable, any other securities issued by the Company.

               (iii) In the event that the Initiating Holder(s) requests the Company to withdraw a Demand Registration, Holders who shall have elected to register Demand Piggyback Shares as of the date of such withdrawal shall have the right, upon one (1) business day's prior written notice to the Company, to pursue such registration; provided, however, that the requirements of Section 2.2.1 shall otherwise be satisfied.

               (iv) Subject to the foregoing and Section 2.3.2, (A) the Company shall include in such registration all Registrable Securities that the Company has received written requests for inclusion therein within the Election Period and (B) thereafter, in the case of a Demand Registration, the Company may elect to include in such registration additional Shares issued by the Company. All requests made pursuant to this Section 2.3.1 shall specify the aggregate number of

          Registrable Securities to be registered. For the avoidance of doubt, no Person other than a Holder or the Company shall have the right to include Shares in any Demand Registration pursuant to Section 2.2.1 of this Agreement, and the Company shall not include Shares of any Person other than a Holder or the Company in any such Demand Registration.

          (b) Company Registrations. If, at any time from time to time, the Company shall determine to register any of its Shares for sale in an Underwritten Public Offering for its own account (other than a registration relating to (i) a registration of an employee compensation plan or arrangement adopted in the ordinary course of business on Form S-8 (or any successor form) or any dividend reinvestment plan or (ii) a registration of securities on Form F-4 (or any successor form) including, without limitation, in connection with a proposed issuance in exchange for securities or assets of, or in connection with a merger or consolidation with another Person), the Company will promptly give to the Holders written notice thereof, and include in such registration (subject to Section 2.3.2) all the Registrable Securities specified in a written request made by any one or more of the Holders (the "Incidental Registration Piggyback Shares") within ten (10) days after such Holder's receipt of such written notice from the Company ("Incidental Registration"). The right of such Holder to have Registrable Securities included in a registration pursuant to this Section 2.3.1 shall be conditioned upon such Holder accepting the timing and terms and conditions of the subject Underwritten Public Offering (as evidenced by each such Holder and, if applicable, any participating member of the Istithmar Group, becoming a party to the applicable underwriting agreement).

          SECTION 2.3.2 Cutback. (a) If the lead managing Underwriter of an offering covered by Section 2.3.1(a) of this Agreement shall advise the Company on or before the date five (5) days prior to the date then scheduled for such offering that, in its view, the amount of Shares requested to be included in such registration exceeds the amount which can be sold in such offering without having a material and adverse effect on the market for the Shares and, if applicable, any other securities issued by the Company, then the Company will include in such registration:

          first, any Registrable Securities requested to be registered by any Holders, allocated, if necessary, pro rata among such Holders on the basis of the number of the Shares proposed to be registered at the time; and

          second, any Shares proposed to be registered by the Company.

          (b) If the lead managing Underwriter of an offering covered by
Section 2.3.1(b) of this Agreement shall advise the Company on or before the date five (5) days prior to the date then scheduled for such offering that, in its view, the amount of Shares requested to be included in such registration exceeds the amount which can be sold in such offering without having a material and adverse effect on the market for the Shares and, if applicable, any other securities issued by the Company, then the Company will include in such registration:

          first, any Shares proposed to be registered by the Company;

          second, any 2001 Agreement Registrable Securities requested to be registered by any 2001 Agreement Holder; and

          third, any Registrable Securities requested to be registered by any Holders, allocated, if necessary, pro rata among such Holders on the basis of the number of the Shares proposed to be registered at the time.

          SECTION 2.3.3 Right of Termination. The Company shall have the right to terminate or withdraw any registration initiated by it under Section 2.3.1(b) prior to the effectiveness of such registration whether or not the Holders have elected to include Registrable Securities in such registration. In the event that the Company provides the Holders who shall have elected to participate in such Company registration, notice of its intention to withdraw or terminate such registration, the Holders who shall have elected to register Shares pursuant to the Incidental Registration, shall have the right, upon one
(1) business day's prior written notice to the Company, to pursue such registration as a Demand Registration; provided, however, that (a) the requirements of Section 2.2.1 shall otherwise be satisfied and (b) this right shall be subject to the rights of the 2001 Agreement Holders under Section
5.3.3 of the 2001 Agreement.

          SECTION 2.4 Provisions Applicable to Demand and Piggy-Back Registrations.

          SECTION 2.4.1 Expenses. The Company shall pay all Registration Expenses (as defined in Section 2.6 hereof) incurred in connection with any registration pursuant to Section 2.2 or 2.3, unless such registration fails to become effective as a result of the fault of one or more Holders or any member of the Istithmar Group, in which case the Company will not be required to pay the Registration Expenses incurred with respect to the offering of such Holder's or Holders' Registrable Securities, in which case such Registration Expenses shall be paid by the Holder or the member of the Istithmar Group at fault.

          SECTION 2.4.2 Holdback Agreements. (a) Each Holder agrees not to effect any sale or distribution of any Registrable Securities, including a sale pursuant to Rule 144 under the Securities Act, during the twenty (20) days prior to and ninety (90) day period beginning on the effective date of any Demand Registration or Incidental Registration (except as part of such registration), if and to the extent requested by the Company or any Holder participating in the offering, in the case of a non-Underwritten Public Offering, or if and to the extent requested by the Underwriter, in the case of an Underwritten Public Offering.

          (b) Restrictions on Public Sale by the Company. The Company agrees not to file any registration statement with respect to any of its Equity Securities (except pursuant to registrations on Form F-4 or S-8 or any successor thereto or registrations of the sale of debt securities that are Convertible Securities), during the period beginning on the effective date of any registration statement in which the Holders of Registrable Securities are participating and ending on the earlier of (i) ninety (90) days after the effective date of such registration statement and (ii) the number of days agreed upon by the managing Underwriter of such registered offering which included such Registrable Securities and the Company.

          SECTION 2.5 Registration Procedures.

          In connection with any registration statement filed pursuant to this Agreement, the Company will, as expeditiously as possible:

          (a) in connection with a request pursuant to this Agreement, prepare and file with the Commission, after receipt of a request to file a registration statement with respect to Registrable Securities, a registration statement on any form for which the Company then qualifies (or which counsel for the Company shall deem appropriate) and which form shall be available for the sale of such Registrable Securities in accordance with the intended method of distribution thereof, shall comply in all material respects with the Securities Act and/or the Securities Exchange Act, as the case may be and, if the offering is an Underwritten Public Offering, shall be reasonably satisfactory to the managing Underwriter or Underwriters, and use its commercially reasonable efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall (i) furnish to the counsel selected by the Initiating Holder(s), if any, copies of all such documents proposed to be filed, and (ii) notify such counsel and each participating Holder of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

          (b) in connection with a registration pursuant to this Agreement,
(i) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not more than one hundred twenty (120) days (or such shorter period that will terminate when all Registrable Securities covered by such registration statement have been disposed of) and (ii) cause each registration filed with the Commission, as amended or supplemented, to comply with the provisions of the Securities Act, the Securities Exchange Act and the rules and regulations thereunder applicable to it with respect to the disposition of all Shares covered by each registration statement during the applicable period specified herein in accordance with the intended method or methods of distribution;

          (c) furnish to each participating Holder, without charge, such number of copies of the registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as each seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder;

          (d) use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as any participating Holder or Underwriter reasonably requests in writing and do any and all other acts and things that may be reasonably necessary or advisable to register or qualify for sale in such jurisdictions the Registrable Securities owned by such Holder; provided, however, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) provide any undertaking required by such other securities or "blue sky" laws or make any change in its charter documents that the Board of Directors of the Company (including a majority of the Company's Independent Directors) determines in good faith to be contrary to the best interest of the Company and its shareholders;

          (e) use commercially reasonable efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the participating Holder(s) or the Underwriters, if any, to consummate the disposition of such Registrable Securities;

          (f) notify each participating Holder at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and prepare and file with the Commission as soon thereafter as practicable, after consultation with the Initiating Holder(s), a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

          (g) enter into customary agreements (including an underwriting agreement in customary form, if the offering is an Underwritten Public Offering) (which shall include customary (i) indemnification and contribution provisions and representations and warranties and (ii) conditions precedent including the provision of comfort letters and legal opinion to the underwriters) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

          (h) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission;

          (i) use commercially reasonable efforts to cause all Registrable Securities covered by the registration statement to be listed on each securities exchange or market, if any, on which similar securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied;

          (j) subject to the payment of the incremental costs by the Initiating Holder(s) in accordance with Section 2.2.1(c), make available to its security holders an earnings statement covering at least 12 months which shall satisfy the provisions of Sections 11(a) of the Securities Act and Rule 158 thereunder;

          (k) cooperate and assist in any filings required to be made with the New York Stock Exchange, including in order for the Registrable Securities to be admitted to listing on the New York Stock Exchange;

          (l) subject to the delivery of confidentiality agreements satisfactory to the Company, make available for inspection by representatives of any Underwriters participating in any disposition pursuant to a registration statement (including any "qualified independent underwriter" that is required to be retained in accordance with the rules and regulations of the New York Stock Exchange) and any counsel or accountant retained thereby, all financial and other records, pertinent corporate documents and properties of the Company reasonably requested by any such Persons, and cause the respective officers, directors, employees, and any other agents of the Company to supply all information reasonably requested by any such Underwriter or counsel or accountant in connection with a registration statement, and make such representatives of the Company available for discussion of such documents as shall be reasonably requested by the Underwriters or their counsel or accountant upon prior reasonable prior written notice to the Company;

          (m) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement;

          (n) notify each participating Holder (i) when a registration statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of any request by the Commission or any state securities authority for post-effective amendments and supplements to a registration statement and prospectus or for additional information after the registration statement has become effective, (iii) of the issuance by the Commission or any state securities authority of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (iv) in the case of a registration, if, between the effective date of a registration statement and the closing of any sale of Registrable Securities, the representations and warranties of the Company contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects; and

          (o) in connection with an Underwritten Public Offering in excess of two million (2,000,000) Shares, use commercially reasonable efforts to commence a road show (and make commercially reasonable efforts to make Howard
B. Kerzner or his successor available to participate in such road show) upon notice from the managing Underwriter that, in the opinion of such Underwriter, such selling efforts are advisable.

          The Company may require each participating Holder and each participating member of the Istithmar Group as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities and other matters as may be required to be included in the registration statement.

          Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (f) of this
Section 2.5, such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (f) of this
Section 2.5 and, if so directed by the Company, such Holder shall deliver to the Company all copies, other than permanent file copies then in such Holder's possession or copies delivered to prospective purchasers, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company shall give any such notice, notwithstanding anything to the contrary contained herein, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including the period referred to in paragraph (b) of this Section 2.5) by the number of days during the period from and including the date of the giving of such notice pursuant to paragraph (f) of this Section
2.5 to and including the date when each participating Holder covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by paragraph (f) of this Section 2.5.

          SECTION 2.6 Registration Expenses. The Company shall pay all expenses incident to its performance of or compliance with the registration of Registrable Securities to be sold in accordance with this Agreement; provided, however, that the Company shall not pay the costs and expenses of any Holder and each participating member of the Istithmar Group relating to underwriters' commissions and discounts and fees payable to the Commission relating to Registrable Securities to be sold by such Holder and each participating member of the Istithmar Group, brokerage fees, transfer taxes or the fees or expenses of any counsel, accountants or other representatives retained by such Holders and each participating member of the Istithmar Group, individually or in the aggregate. All of the expenses described in this Section 2.6 that are to be paid by the Company are herein called the "Registration Expenses".

          SECTION 2.7 Indemnification; Contribution.

          SECTION 2.7.1 Indemnification by the Company. The Company agrees to indemnify to the fullest extent permitted by law, in the case of any registration statement filed pursuant to this Agreement, each participating Holder and each participating member of the Istithmar Group covered by such registration statement, each other Person who participates as an underwriter in the offering or sale of such securities, and each Person, if any, who controls such participating Holder or any such underwriter within the meaning of the Securities Act (each an "Indemnified Party" and collectively, the "Indemnified Parties") against any and all losses, claims, damages or liabilities to which such Indemnified Party may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of any material fact or any omission or alleged omission of a material fact to be stated in any registration statement under which such securities were registered under the Securities Act, prospectus or preliminary prospectus filed by the Company or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus in light of the circumstances under which they were made) not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company; provided, however, that the Company shall not be liable to the extent that any loss, claim, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Indemnified Party expressly for use in the Registration Statement; provided, further, that the Company shall not be liable to any participating Holder or to any participating member of the Istithmar Group (or to any Person who acts as an underwriter in such sale or who controls such seller) to the extent that any loss, claim, or liability arises out of an untrue statement, alleged untrue statement, omission, or alleged omission made in any preliminary prospectus if either (a)(i) such participating Holder failed to send or deliver a copy of the prospectus with or prior to written confirmation of the sale by such participating Holder to the Person asserting the claim, (ii) the prospectus would have corrected such untrue statement, alleged untrue statement, omission or alleged omission and
(iii) the Company has furnished such Holder a sufficient number of copies of same in accordance with Section 2.5(c); or (b)(x) such untrue statement, alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the prospectus and (y) having been furnished by or on behalf of the Company with copies of the prospectus as so amended or supplemented, such participating Holder fails to deliver such prospectus as so amended or supplemented, with or prior to the written confirmation of the sale by such participating Holder to the Person asserting the claim.

          SECTION 2.7.2 Indemnification by Holders. In connection with any registration statement in which a Holder or any member of the Istithmar Group is participating, each such Holder shall furnish to the Company in writing such information with respect to such Holder and any member of the Istithmar Group as is required to be included in such registration statement pursuant to the rules and regulations under the Securities Act and each such Holder agrees to indemnify, to the fullest extent permitted by law, the Company, its officers, directors and agents and each Person, if any, who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, and liabilities resulting from any untrue or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in any registration statement, prospectus or preliminary prospectus filed by the Company or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue or alleged untrue statement or omission or alleged omission was made in reliance upon and conforms with written information concerning such Holder furnished by such Holder to the Company expressly for use in any such prospectus or preliminary prospectus; provided, however, that the liability of such Holder shall not exceed the net proceeds received by such Holder and the participating member of the Istithmar Group from the sale of its Registrable Securities. Each Holder also shall indemnify any underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company (but only to the extent that any untrue statement or omission or alleged omission was made in reliance upon and conforms with written information concerning such Holder furnished by such Holder to such underwriter expressly for use in such prospectus or preliminary prospectus); provided, however, that the indemnification of such Holder shall be limited to the net proceeds received by such Holder and the participating members of the Istithmar Group from the sale of its Registrable Securities.

          SECTION 2.7.3 Contribution. If the indemnification provided for in this Section 2.7 is unavailable to any Indemnified Party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, to the extent such indemnification is unavailable, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party (and, if the indemnifying party is a Holder, aggregated with the relative fault of the participating members of the Istithmar Group) and Indemnified Parties in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses. The relative fault of such indemnifying party or, if applicable, any participating members of the Istithmar Group and Indemnified Parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or, if applicable, any participating member of the Istithmar Group or Indemnified Parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.7.3 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person.

          SECTION 2.8 Reporting Company Covenant. The Company covenants and agrees that it shall use commercially reasonable efforts to satisfy the listing requirements of the New York Stock Exchange; provided, however, that the foregoing covenant shall terminate upon the consummation of any Business Combination.

                                  ARTICLE III

                                 MISCELLANEOUS

          SECTION 3.1 Interpretation; Certain Definitions. When a reference is made in this Agreement to a Section or Subsection, such reference shall be to a Section or Subsection of, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein", "hereto", "hereby" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns.

          SECTION 3.2 Adjustments. References to numbers of Shares and to sums of money contained herein shall be adjusted to account for any reclassification, exchange, combination, substitution, combination, stock split or reverse stock split of the Shares, including in connection with any merger or otherwise.

          SECTION 3.3 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (i) when delivered, if delivered in person, (ii) when sent by facsimile (provided the fax is promptly confirmed by telephone confirmation thereof), (iii) when sent by email (provided the email is promptly confirmed by telephone confirmation thereof) and (iv) two business days following sending by overnight delivery by an internationally recognized overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.3):

                           if to the Company, to:

                           Kerzner International Limited
                           P.O. Box N-4777
                           Nassau, The Bahamas
                           Attention:  General Counsel
                           Facsimile:  (242) 363-4581
                           Email:  Richard.Levine@kerzner.com

                           with a copy to:

                           Cravath, Swaine & Moore LLP
                           Worldwide Plaza
                           825 Eighth Avenue
                           New York, NY 10019
                           United States of America
                           Attention:  Philip A. Gelston, Esq.
                           Facsimile:  (212) 474-3700
                           Email:  PGelston@cravath.com
                           if to Istithmar, to its Authorized Representative:

                           Istithmar PJSC
                           Emirates Towers, Level 47
                           Sheikh Zayed Road
                           PO Box 17000
                           Dubai, United Arab Emirates
                           Attention:  Chief Executive Officer
                           Facsimile:  +971 4 390 3818
                           Email:  info@istithmar.ae

                           with a copy to:

                           Cleary, Gottlieb, Steen & Hamilton
                           One Liberty Plaza
                           New York, New York  10006
                           Attention: Daniel S. Sternberg, Esq.
                           Facsimile:  (212) 225-3999
                           Email:  DSternberg@cgsh.com

          SECTION 3.4 Amendments; No Waivers. (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed by each of the Company and Istithmar, and, in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver shall be effective against the Company without the prior approval of a majority of the Company's Independent Directors.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          SECTION 3.5 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as expressly provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

          SECTION 3.6 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed entirely within such State and, to the extent applicable, the federal securities laws of the United States.

          SECTION 3.7 Jurisdiction. (a) Each party inter se irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, solely for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each of the parties hereto further irrevocably consents, and shall cause each of its Affiliates to irrevocably consent, to the service of process in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, return receipt requested, to such party at its address as provided for notices hereunder. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

          (b) Istithmar confirms that (i) it is not a party to any agreement with the United States of America relating in any way to the immunity of the Istithmar from jurisdiction of courts, suit, execution upon a judgment, attachment prior to judgment or in aid of execution upon a judgment or any other legal process and (ii) it is, under the law of Dubai, subject to civil and commercial law with respect to its obligations under this Agreement and has agreed not to assert the defense of immunity, on the grounds of sovereignty or otherwise, in respect of any suit, action or proceeding arising out of or relating to claims under this or the consummation of the transactions contemplated hereby or thereby.

          SECTION 3.8 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signature thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

          SECTION 3.9 Specific Performance. The parties hereto (and any Person who agrees to be bound hereby pursuant to the terms hereof) acknowledge and agree, and shall cause each of its Affiliates to agree, that their respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agree that, in the event of a breach or threatened breach by any party (or any of such Persons) of the provisions of this Agreement, in addition to any remedies at law, they shall, respectively, without posting any bond, be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

          SECTION 3.10 No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to or shall confer upon anyone other than the parties hereto (and their permitted successors and assigns) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          SECTION 3.11 Termination. The provisions of this Agreement shall terminate as to any Holder upon the date such Holder no longer Beneficially Owns any Registrable Securities.

          SECTION 3.12 Severability. If any provision of this Agreement or the application of any provision hereof to any party hereto or set of circumstances is held invalid, the remainder of this Agreement and the application of such provision to the other parties hereto or sets of circumstances shall not be affected, unless the provisions held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

          SECTION 3.13 Entire Agreement; 2001 Agreement. This Agreement, the Company Purchase Agreement, the Governance Agreement, and the Letter Agreement contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. Notwithstanding any provision herein to the contrary, this Agreement shall not require the Company to take any action or refrain from taking any action if the taking of such action or refraining from taking such action will result in a breach of the 2001 Agreement.

                           [Signature pages follow]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                        KERZNER INTERNATIONAL LIMITED

                                        By: __________________________
                                        Name:
                                        Title:



                                        ISTITHMAR PJSC

                                        By: __________________________
                                        Name:
                                        Title:

                                                                     EXHIBIT B

          CORPORATE GOVERNANCE AGREEMENT, dated as of [ ], 2004 (this "Agreement"), by and between Kerzner International Limited, a company incorporated under the laws of The Bahamas (the "Company"), and Istithmar PJSC, a company organized under the laws of Dubai ("Istithmar").

                                R E C I T A L S

          A. Contemporaneously with the execution and delivery of this Agreement, Istithmar has purchased an aggregate of 4,500,000 ordinary shares of the Company, par value $0.001 per share, from the Company and certain selling shareholders.

          B. In connection with the sale of shares to Istithmar, the parties have agreed to enter into this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                  ARTICLE I

                                 DEFINED TERMS

          SECTION 1.1. Certain Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

          "Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under direct or indirect common control with such Person. For the purposes of this Agreement, "control," when used with respect to any specified Person, shall mean, (a) as determined with respect to each Person pursuant to the laws of the jurisdiction where such Person is organized, the actual or deemed direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise, or (b) the power to direct the management and policies of such Person whether through ownership of voting securities, by contract or otherwise if there exists any agreement, arrangement or understanding, whether oral or written, between such specified Person and the Person who has such power (together with any Affiliates thereof, the "Power Person") with regard to the Power Person taking an action that the specified Person is prohibited from taking under this Agreement or the specified Person not taking an action it is required to take under this Agreement, or matters related to either of the foregoing; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing. For purposes of this Agreement, the Company shall be deemed not to be an Affiliate of Istithmar or WLG.

          "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement; and the terms "Beneficially Owned" and "Beneficially Owns" shall have meanings correlative to the foregoing.

          "Board" or "Board of Directors" means the Board of Directors of the Company, except where the context requires otherwise.

          "Caledonia" means Caledonia Investments PLC, a company incorporated under the laws of England.

          "Director" means a member of the Board of Directors.

          "Equity Security" means (i) Shares, (ii) securities of the Company convertible into or exchangeable for Shares and (iii) any options, warrants or other rights issued by the Company to acquire Shares or securities of the Company convertible into or exchangeable for Shares.

          "Exchange Act" means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

          "Independent Director" means a Director of the Company who would be considered an "independent director" under (a) NYSE Rule 303A(2) as such rule may be amended, supplemented or replaced from time to time (whether by final rule or otherwise and without giving effect to any permitted delays for compliance or exceptions for foreign issuers) or (b) if the Company is not listed on the NYSE, any comparable rule or regulation of the primary securities exchange or quotation system on which the Shares are listed or quoted (whether by final rule or otherwise and without giving effect to any permitted delays for compliance or exceptions for foreign issuers).

          "Istithmar Group" means Istithmar, Nakheel Co. LLC, Nakheel Holdings 1 LLC, Nakheel Holdings 2 LLC, Nakheel Holdings 3 LLC and, as of any date, any of their respective Subsidiaries and any Person engaged in investment or commercial activities which is under the authority and control of the current Executive Chairman of Istithmar comparable to the authority and control he exercises over Istithmar as of the date hereof.

          "Istithmar Standstill Expiration Date" means the [THE FIFTH ANNIVERSARY OF THE CLOSING], 2009.

          "Istithmar's Percentage Interest" means, as of any date of determination, the percentage of Voting Power (determined on the basis of the number of outstanding shares of Voting Stock, as set forth in the most recent SEC filing of the Company prior to such date that contained such information) that is Beneficially Owned by the Istithmar Group as of such date. Voting Stock acquired by any member of the Istithmar Group in breach of this Agreement will be excluded from any calculation of Istithmar's Percentage Interest.

          "Letter Agreement" means the Letter Agreement, dated as of [ ], 2004, among the Company, WLG, Caledonia, Cement Merchants SA and Istithmar.

          "NYSE" means The New York Stock Exchange, Inc.

          "Person" means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, governmental entity, unincorporated organization or other entity.

          "Registration Rights Agreement" means the Registration Rights Agreement, dated as of [ ], 2004, between the Company and Istithmar.

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

          "Shares" means (a) the ordinary shares, par value $0.001 per share, of the Company (including any dividends in kind thereon) or (b) any other class of stock resulting from any reclassification, exchange, substitution, combination, stock split or reverse stock split, including in connection with any merger or otherwise, of such ordinary shares.

          "Subsidiary" of any person means another person, (i) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body or (ii) 50% or more of the equity interests of which, is owned directly or indirectly by such first person or by another subsidiary of such first person.

          "13D Group" means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock that would be required under Section 13(d) of the Exchange Act, and the rules and regulations thereunder (as in effect on, and based on legal interpretations thereof existing on, the date hereof), to file a statement on Schedule 13D with the SEC as a "person" within the meaning of Section 13(d)(3) of the Exchange Act if such group Beneficially Owned Voting Stock representing more than 5% of any class of Voting Stock then outstanding (other than a group consisting of all of Caledonia, Cement Merchants SA, Istithmar and WLG).

          "Voting Power" means the ability to vote or to control, directly or indirectly, by proxy or otherwise, the vote of any Voting Stock at the time such determination is made; provided, however, that a Person will not be deemed to have Voting Power as a result of an agreement, arrangement or understanding to vote such Voting Stock if such agreement, arrangement or understanding (a) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and (b) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report).

          "WLG" means World Leisure Group Limited, a company incorporated under the laws of the British Virgin Islands.

          "WLG Group" means, as of any date, WLG and all of its Affiliates as of such time, including Solomon Kerzner and Howard B. Kerzner.

                                  ARTICLE II

                 LIMITATIONS ON PURCHASES OF EQUITY SECURITIES
                               AND OTHER ACTIONS

          SECTION 2.1. Limitation on Purchases of Equity Securities. At any time prior to the Istithmar Standstill Expiration Date, Istithmar shall not, and shall cause each member of the Istithmar Group not to, directly or indirectly, acquire, agree to acquire or make a proposal to acquire Beneficial Ownership of any Equity Securities; provided, however, that Istithmar (or a member of the Istithmar Group) may acquire, agree to acquire or make a proposal to acquire Beneficial Ownership of additional Equity Securities if, after giving effect to such acquisition, the number of Shares Beneficially Owned by the Istithmar Group would not exceed the number of Shares then Beneficially Owned by the WLG Group (excluding any Shares received or acquired by any member of the WLG Group pursuant to the exercise of any stock options, or pursuant to any employment agreement or arrangement, employee stock purchase plan, deferred compensation plan, severance plan, fringe benefit plan or other executive compensation plan) based on the information contained in the most recent filing by WLG or the Company with the SEC regarding WLG's ownership of Equity Securities and other information provided by WLG or the Company to Istithmar. For purposes of this Section 2.1, the Company represents and warrants that the aggregate number of Shares Beneficially Owned, as of the date of this Agreement, by the WLG Group (excluding any Shares received or acquired pursuant to the exercise of any stock options, or pursuant to any employment agreement or arrangement, employee stock purchase plan, deferred compensation plan, severance plan, fringe benefit plan or other executive compensation plan) is approximately 4,450,000 Shares.

          SECTION 2.2. Additional Limitations. At any time prior to the Istithmar Standstill Expiration Date, Istithmar shall not, and shall cause each member of the Istithmar Group not to:

          (a) "solicit" any proxies or become a "participant" in any "solicitation" of proxies or in any "election contest" (as such terms are defined in Regulation 14A of the Exchange Act) with respect to any Equity Securities having the right to vote generally in any election of Directors ("Voting Stock") or seek to influence any person or 13D Group with respect to the voting of any Voting Stock;

          (b) propose or attempt to acquire or affect control of the Company or directly or indirectly participate in, or encourage the formation of, any 13D Group which owns or seeks to acquire Beneficial Ownership of Voting Stock or to acquire or affect control of the Company;

          (c) except through the presence of its designee on the Board of Directors, otherwise act, alone or in concert with others, to seek to control or to influence in any manner the management, Board, policies or affairs of the Company or propose or seek to effect any merger, consolidation, tender or exchange offer, sale or purchase of all or a substantial portion of the assets or other business combination or similar transaction or any dissolution, liquidation, restructuring, recapitalization or similar transaction, in each case involving the Company; or

          (d) publicly request, propose or otherwise seek any amendment or waiver of the provisions of Article II or otherwise request or propose any such amendment or waiver in a manner which could reasonably be expected to require the Company to make a public disclosure regarding such request or proposal.

          SECTION 2.3. Fiduciary Duties; Voting. Nothing in this Agreement shall be construed to prohibit any Director designated for nomination by Istithmar pursuant to Section 3.2(a) or (c) from taking any action solely in his or her capacity as a member of the Board or from exercising his or her fiduciary duties as a member of the Board or to prohibit any member of the Istithmar Group from voting any Voting Stock in the manner it sees fit in its it sole discretion except as expressly provided for in Section 3.3 of this Agreement.

          SECTION 2.4. Termination of Certain Limitations. If, at any time prior to the Istithmar Relinquishment Event (as defined in Section 3.2(e)), notwithstanding the fact that Istithmar has exercised its rights to designate a Director in accordance with Section 3.2(a) or a replacement Director in accordance with Section 3.2(c), as the case may be, and complied in all material respects and in good faith with the requirements herein regarding the designation of and voting for directors, including pursuant to Section 3.3, no individual designated by Istithmar in accordance with Section 3.2(a) or (c) is elected or appointed, as the case may be, to serve as a Director (or as a replacement for a Director), then the restrictions applicable to Istithmar and the Istithmar Group in this Article II and in Section 4.1 shall terminate subject to notice from Istithmar and the expiration of a five business day cure period during which the Board may appoint an individual designated by Istithmar in accordance with Section 3.2(c).

                                 ARTICLE III

                          BOARD OF DIRECTORS; VOTING

          SECTION 3.1. New Directors. Upon execution and delivery of this Agreement, the Company shall increase the size of the Board of Directors by two members and Howard B. Kerzner, the Company's Chief Executive Officer, and an individual designated by Istithmar who satisfies the requirements of
Section 3.2(d) shall be appointed to fill the new seats.

          SECTION 3.2. Nomination and Election of Directors.

          (a) In connection with each meeting of the shareholders of the Company in which Directors shall be elected, Istithmar shall have the right to designate for nomination one nominee who satisfies the requirements of Section 3.2(d) for Director, and the Company shall cause such Person designated for election in accordance with this Section 3.2(a) to be included in the Board's slate of nominees for such meeting.

          (b) Subject to applicable law, Istithmar shall be entitled to remove any director designated by it. The Company shall take all reasonable efforts consistent with applicable law to effectuate such removal.

          (c) Istithmar shall have the right to designate any replacement for a Director designated for nomination in accordance with Section 3.2(a) by Istithmar upon the death, resignation, retirement, disqualification or removal from office of such Director; provided that such replacement shall satisfy
Section 3.2(d). The Board of Directors shall appoint each person so designated.

          (d) Istithmar hereby agrees that any individual that it designates as a nominee for Director or replacement Director shall satisfy all administrative, regulatory or other governmental requirements applicable to the Company and the other members of the Board of Directors.

          (e) Notwithstanding any provisions of this Agreement to the contrary, if, at any time, Istithmar's Percentage Interest falls below 5% (the "Istithmar Relinquishment Event"), then Istithmar shall no longer have the right pursuant to Section 3.2(a) or 3.2(c) to designate a nominee for Director and shall immediately take all reasonable efforts consistent with applicable law to cause its then current designee to resign as a member of the Board and this Article III shall terminate.

          SECTION 3.3. Solicitation and Voting of Shares. (a) The Company shall use its reasonable best efforts to solicit from its shareholders eligible to vote for the election of Directors proxies in favor of the nominee designated by Istithmar in accordance with Section 3.2(a).

          (b) In any election of Directors or any meeting of the shareholders of the Company called expressly for the removal of Directors, each member of the Istithmar Group shall attend in person or by proxy for purposes of establishing a quorum and shall vote all its Voting Stock (i) in favor of any nominee for Director designated by Istithmar in accordance with this Article III and (ii) otherwise against the removal of any Director designated by Istithmar in accordance with this Article III.

          (c) Istithmar agrees that it will take all actions as a shareholder of the Company, or as is otherwise within its control, as necessary to effect the provisions of this Agreement.

          SECTION 3.4. Fiduciary Duties; Replacement Nominees. (a) Nothing in this Agreement shall be deemed to require the Board of Directors or any committee or member thereof to take any action or refrain from taking any action, or result in a breach of any provision of this Article III, if the Board of Directors, such committee or Director determines in good faith that taking such action or refraining from taking such action, as the case may be, would cause a violation of fiduciary duties under applicable law.

          (b) In the event that the Board of Directors (or any committee thereof) relies on Section 3.4(a) or Section 3.2(d) to exclude a person designated by Istithmar pursuant to Section 3.2(a) or 3.2(c) from the Board's slate of nominees (or otherwise take adverse action with respect to any such designee, including failing to recommend the election of such designee), the Board of Directors (or applicable committee) shall afford Istithmar a reasonable opportunity to select a replacement designee for inclusion, subject to Section 3.2(e), on the Board's slate of nominees or the Board, as the case may be.

                                  ARTICLE IV

                              TRANSFER OF SHARES

          SECTION 4.1. Limitation on Transfer of Shares. (a) Except as permitted by Section 4.1(b), at any time prior to the Istithmar Standstill Expiration Date, the members of the Istithmar Group shall not, without the consent of a majority of the Independent Directors, sell, transfer or otherwise dispose of Shares, directly or indirectly, to any Person or 13D Group, if, after giving effect to such sale, transfer or other disposition such Person or 13D Group would, to Istithmar's knowledge after due inquiry, Beneficially Own, or have the right to acquire Beneficial Ownership of, more than 4.9% of the Company's Voting Stock.

          (b) Notwithstanding any of the foregoing, Istithmar may at any time:

          (i) transfer any or all of its Shares to a member of the Istithmar Group which agrees in writing to be bound by the terms and provisions of this Agreement to the same extent as the transferor party (a "Permitted Transferee") and remains a member of the Istithmar Group at all times following such transfer; provided that Istithmar shall not (A) permit such Permitted Transferee to cease to be a member of the Istithmar Group unless Istithmar has first reacquired all such transferred Shares from the Permitted Transferee and (B) in any manner be released from any of its obligations hereunder as a result of any transfer to a Permitted Transferee.

          (ii) sell, transfer or otherwise dispose of any of its Shares in an Underwritten Public Offering (as defined in the Registration Rights Agreement) pursuant to any registration effected under the Registration Rights Agreement, subject to the conditions and limitations contained therein;

          (iii) make a sale of Shares otherwise prohibited by Section 4.1(a) if such sale is affected as (A) a "brokers' transaction" (as such term is defined for purposes of Rule 144 under the Securities Act) or (B) other open-market sale (including a block trade) by a broker in which no more than 500,000 Shares are sold to any single Person or 13D Group; or

          (iv) sell, transfer or otherwise dispose of any of its Shares pursuant to any bona fide tender or exchange offer by any Person (other than by a member of the Istithmar Group, a member of any Group (as defined in the Registration Rights and Governance Agreement, dated as of July 3, 2001, among the Company, Sun International Investments Limited, WLG, Kersaf Investments Limited, Caledonia,

     Mangalitsa Limited, CMS, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.) or by any 13D Group that includes any such member) for all of the Equity Securities that has not been solicited, directly or indirectly, by any member of the Istithmar Group or any such Group.

          (c) Purported transfers of Shares that are not in compliance with this Article IV shall be void. For the avoidance of doubt, the sale of Shares to the Company shall not be prohibited by this Article IV.

                                  ARTICLE V

                            BUSINESS OPPORTUNITIES

          SECTION 5.1. Business Opportunities. (a) If any member of the Istithmar Group wishes to pursue, directly or indirectly, an investment in any other Venue-based Entertainment Business (as defined below) outside the Middle East (as defined below), Istithmar shall first present the opportunity to the Company, including a description of all material terms known to such member of the Istithmar Group and all out-of-pocket costs and expenses incurred by such member of the Istithmar Group. An "investment" for the purposes of this
Section 5.1 shall not include an investment (a) in less than 5% (or of up to $30 million if greater than 5%) of the outstanding stock of a publicly-listed Venue-based Entertainment Business or a company owning such business or (b) in an amount less than $30 million in the outstanding equity capital of a privately owned Venue-based Entertainment Business or a company owning such a business. "Venue-based Entertainment Business" means any enterprise, entity or project that owns and/or operates luxury hotels, theme parks, gaming or other resort activities at one or more fixed geographic sites. "Middle East" means the geographic area which includes the countries of United Arab Emirates, Bahrain, Qatar, Egypt, Oman, Yemen, Lebanon, Syria, Iran, Iraq, Jordan and Saudi Arabia.

          (b) Within 60 days of the presentation of an opportunity pursuant to
Section 5.1(a), the Company shall notify Istithmar whether it desires to assume the opportunity. To "assume the opportunity" means undertaking the investigation, investment, development, acquisition and/or management of the relevant investment.

          (c) If the Company determines to assume the opportunity, the Company will reimburse such member of the Istithmar Group for all of its out-of-pocket costs and expenses related to the identification or evaluation of the potential business opportunity.

          (d) If the Company declines to assume the opportunity or fails to provide notice within 60 days of the presentation of an opportunity pursuant to Section 5.1(a), such member of the Istithmar Group shall be entitled to pursue the proposed opportunity so long as its ultimate involvement in such opportunity shall be on terms in the aggregate no more favorable than those presented to the Company pursuant to Section 5.1(a).

          (e) Notwithstanding any provision of this Agreement to the contrary, this Article V shall terminate in its entirety immediately upon (i) the occurrence of the

Istithmar Relinquishment Event or (ii) if at any time (1) the percentage of Voting Power (determined on the basis of the number of outstanding shares of Voting Stock, as set forth in the most recent SEC filing of the Company prior to such date that contained such information) that is Beneficially Owned by the WLG Group falls below 5% or (2) neither Solomon Kerzner nor Howard B. Kerzner serves as an executive officer of the Company.

                                  ARTICLE VI

                                 MISCELLANEOUS

          SECTION 6.1. Adjustments. References to numbers of Shares and to sums of money contained herein shall be adjusted to account for any reclassification, exchange, combination, substitution, combination, stock split or reverse stock split of the Shares, including in connection with any merger or otherwise.

          SECTION 6.2. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (i) when delivered, if delivered in person, (ii) when sent by facsimile (provided the fax is promptly confirmed by telephone confirmation thereof), (iii) when sent by email (provided the email is promptly confirmed by telephone confirmation thereof) and (iv) two business days following sending by overnight delivery by an internationally recognized overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.2):

                           if to the Company, to:

                           Kerzner International Limited
                           P.O. Box N-4777
                           Nassau, The Bahamas
                           Attention:  General Counsel
                           Facsimile:  (242) 363-4581
                           Email:  Richard.Levine@kerzner.com

                           with a copy to:

                           Cravath, Swaine & Moore LLP
                           Worldwide Plaza
                           825 Eighth Avenue
                           New York, NY 10019
                           United States of America
                           Attention:  Philip A. Gelston
                           Facsimile:  (212) 474-3700
                           Email:  PGelston@cravath.com
                           if to the Istithmar, to:

                           Istithmar PJSC
                           Emirates Towers, Level 47
                           Sheikh Zayed Road
                           PO Box 17000
                           Dubai, United Arab Emirates
                           Attention:  Chief Executive Officer
                           Facsimile:  +971 4 390 3818
                           Email: info@istithmar.ae

                           with a copy to:

                           Cleary, Gottlieb, Steen & Hamilton
                           One Liberty Plaza
                           New York, New York  10006
                           Attention: Daniel S. Sternberg
                           Facsimile:  (212) 225-3999
                           Email:  DSternberg@cgsh.com

          SECTION 6.3. Legend. (a) Istithmar agrees to the imprinting, until the Istithmar Standstill Expiration Date, of a legend on certificates representing all of its Shares, to the following effect:

          THE SALE, TRANSFER OR OTHER DISPOSITION (EACH A "TRANSFER") OF ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED BY THE TERMS OF THE CORPORATE GOVERNANCE AGREEMENT, DATED [ ], 2004 (THE "CORPORATE GOVERNANCE AGREEMENT"), AMONG THE COMPANY AND THE SHAREHOLDER NAMED THEREIN, A COPY OF WHICH MAY BE INSPECTED AT THE COMPANY'S PRINCIPAL OFFICE. THE COMPANY WILL NOT REGISTER THE TRANSFER OF SUCH SECURITIES ON THE BOOKS OF THE COMPANY UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF THE CORPORATE GOVERNANCE AGREEMENT.

          (b) The Company shall remove the legend described in clause (a) from certificates representing Shares owned by Istithmar or a Permitted Transferee
(i) if the Shares represented thereby are sold, transferred or otherwise disposed of in compliance with this Agreement (other than to a Permitted Transferee) and (ii) immediately following the Istithmar Standstill Expiration Date.

          SECTION 6.4. Amendments; No Waivers. (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed by each of the Company and Istithmar; provided that no such amendment or waiver shall be effective against the Company without the prior approval of a majority of the Company's Independent Directors.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          SECTION 6.5. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement.

          SECTION 6.6. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed entirely within such State and, to the extent applicable, the federal securities laws of the United States.

          SECTION 6.7. Change in Law. In the event any law, rule or regulation comes into force or effect (including by amendment) which conflicts with the terms and conditions of this Agreement, the parties shall negotiate in good faith to revise the Agreement to achieve the parties' intention set forth herein.

          SECTION 6.8. Jurisdiction.

          (a) Each party inter se irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, solely for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each of the parties hereto further irrevocably consents, and shall cause each of its Affiliates to irrevocably consent, to the service of process in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, return receipt requested, to such party at its address as provided for notices hereunder. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

          (b) Istithmar confirms that (i) it is not a party to any agreement with the United States of America relating in any way to the immunity of the Istithmar from jurisdiction of courts, suit, execution upon a judgment, attachment prior to judgment or in aid of execution upon a judgment or any other legal process and (ii) it is, under the law of Dubai, subject to civil and commercial law with respect to its obligations under this Agreement and has agreed not to assert the defense of immunity, on the grounds of sovereignty or otherwise, in respect of any suit, action or proceeding arising out of or relating to claims under this or the consummation of the transactions contemplated hereby or thereby.

          SECTION 6.9. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signature thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

          SECTION 6.10. Specific Performance. The parties hereto (and any Person who agrees to be bound hereby pursuant to the terms hereof) acknowledge and agree, and shall cause each of its Affiliates to agree, that their respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agree that, in the event of a breach or threatened breach by any party (or any of such Persons) of the provisions of this Agreement, in addition to any remedies at law, they shall, respectively, without posting any bond, be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

          SECTION 6.11. Interpretation; Certain Definitions. When a reference is made in this Agreement to a Section or Subsection, such reference shall be to a Section or Subsection of, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein", "hereto", "hereby" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

          SECTION 6.12. No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to or shall confer upon anyone other than the parties hereto (and their permitted successors and assigns) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          SECTION 6.13. Severability. If any provision of this Agreement or the application of any provision hereof to any party hereto or set of circumstances is held invalid, the remainder of this Agreement and the application of such provision to the other parties hereto or sets of circumstances shall not be affected, unless the provisions held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

          SECTION 6.14. Confidentiality. (a) Istithmar agrees to maintain, and shall cause each of member of the Istithmar Group and its and their respective directors, officers, employees and other representatives to maintain, the confidentiality of all material non-public information obtained from the Company or any of its Subsidiaries or their respective directors, officers, employees or agents, and not to use such information for any purpose other (i) than the evaluation and protection of the investment by Istithmar in the Company, (ii) the exercise by Istithmar of its rights under this Agreement or any of the other agreements entered into among Istithmar, the Company and/or certain of its shareholders in connection with Istithmar's investment in the Company and (iii) the exercise by the directors designated by Istithmar of their fiduciary duties as members of the Board.

          (b) Notwithstanding the foregoing, the confidentiality obligations of Section 6.14(a) will not apply to information obtained other than in violation of this Agreement:

          (i) which Istithmar or any member of the Istithmar Group or any of its or their respective directors, officers, employees or other representatives is required to disclose by judicial or administrative process, or by other requirements of applicable law or regulation or any governmental authority; provided, however, that, where and to the extent practicable, the disclosing party (A) gives the Company reasonable notice of any such requirement and, to the extent protective measures consistent with such requirement are available, the opportunity to seek appropriate protective measures and (B) cooperates at the Company's sole cost and expense with the Company in attempting to obtain such protective measures;

          (ii) which becomes available to the public other than as a result of a breach of Section 6.14; or

          (iii) which has been provided to Istithmar or any member of the Istithmar Group or its or their respective directors, officers, employees or other representatives, by a third party who obtained such information other than from any such Person or other than as a result of a breach of
     Section 6.14.



                           [Signature pages follow]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                           KERZNER INTERNATIONAL LIMITED

                                            By:________________________________
                                            Name:
                                            Title:


                                           ISTITHMAR PJSC

                                            By:________________________________
                                            Name:
                                            Title:

                                                                     EXHIBIT C


                         Kerzner International Limited
                                P.O. Box N-4777
                              Nassau, The Bahamas

                                                                July [ ], 2004


Caledonia Investments PLC                      Cement Merchants SA
Cayzer House                                   P.O. Box 777
1 Thomas More Street                           Steinort 175
London E1 9AR                                  FL-9497 Triesenberg
England                                        Principality of Liechtenstein

Istithmar PJSC                                 World Leisure Group Limited
Emirates Towers, Level 47                      c/o Trident Trust Company Limited
Sheikh Zayed Road                              PO Box 146, Road Town
PO Box 17000                                   Tortola, British Virgin Islands
Dubai, United Arab Emirates


                               Letter Agreement
                               ----------------

Ladies and Gentlemen:

          Reference is made to (a) the Stock Purchase Agreement dated as of July 15, 2004, between Kerzner International Limited (the "Company") and Istithmar PJSC ("Istithmar"), (b) the Stock Purchase Agreements dated as of July 15, 2004 (the "Secondary Purchase Agreements"), between certain selling shareholders and Istithmar, (c) the Corporate Governance Agreement dated [ ], 2004 (the "Governance Agreement") between the Company and Istithmar (d) the Registration Rights Agreement dated [ ], 2004 (the "Istithmar Registration Rights Agreement"), between the Company and Istithmar and (e) the Registration Rights and Governance Agreement dated as of July 3, 2001 (as in effect on the date hereof, the "2001 Agreement"), among the Company, Caledonia Investments PLC ("Caledonia"), Cement Merchants SA ("CMS"), World Leisure Group Limited ("WLG") and certain other parties. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the 2001 Agreement.

          Pursuant to this letter agreement and in connection with the foregoing, in exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

          (a) Istithmar shall, and if applicable, shall cause each of its Controlled Affiliates to, (i) vote all Shares it Beneficially Owns at any Shareholders Meeting or in any Written Consent with respect to such Shares, in favor of any nominee to the Board of Directors of the Company designated by WLG, Caledonia or CMS in accordance with Section 3.4 of the 2001 Agreement and
(ii) take all other actions reasonably requested by each of WLG, Caledonia and CMS to cause each of their respective nominees to be appointed to the Board of Directors of the Company in accordance with
Section 3.4 of the 2001 Agreement and to give effect to the provisions of this letter;

          (b) Each of Caledonia, CMS and WLG shall, and in the case of WLG, CMS and Caledonia, if applicable, shall cause each of its Controlled Affiliates to, (i) vote all Shares it Beneficially Owns (including any Proxy Shares) at any Shareholders Meeting or in any Written Consent with respect to such Shares, in favor of any nominee to the Board of Directors of the Company designated by Istithmar in accordance with Section 3.2 of the Governance Agreement, and (ii) take all other actions reasonably requested by Istithmar to cause such nominee to be appointed to the Board of Directors of the Company and to give effect to the provisions of Article III of the Governance Agreement and this letter;

          (c) Caledonia agrees that the consummation of the purchase and sale of Shares pursuant to the Secondary Purchase Agreement to which it is a party shall constitute the sale of 1,300,000 "Caledonia Tag Shares" for purposes of
Section 5.3.2(b) of the 2001 Agreement;

          (d) CMS agrees that the consummation of the purchase and sale of Shares pursuant to the Secondary Purchase Agreement to which it is a party shall constitute the sale of 200,000 "CMS Tag Shares" for purposes of Section 5.3.2(b) of the 2001 Agreement; and

          (e) Each of Caledonia, CMS and WLG acknowledges and agrees that the Purchaser is a "Permitted Transferee" and a "Holder" of the Shares acquired pursuant to the Secondary Purchase Agreements and that such Shares constitute "Registrable Securities" for purposes of the 2001 Agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                             Very truly yours,

                                             KERZNER INTERNATIONAL LIMITED,

                                               By

                                                     ---------------------------
                                                     Name:
                                                     Title:

Accepted and agreed to as of
the date first above written:



  CALEDONIA INVESTMENTS PLC,               CEMENT MERCHANTS SA,

  By                                         By
        _____________________________              _____________________________
        Name:                                      Name:
        Title:                                     Title:


ISTITHMAR PJSC,                            WORLD LEISURE GROUP LIMITED,

  By                                         By
        _____________________________              _____________________________
        Name:                                      Name:
        Title:                                     Title:

                                                                     EXHIBIT D



                          World Leisure Group Limited
                       c/o Trident Trust Company Limited
                             PO Box 146, Road Town
                        Tortola, British Virgin Islands






Istithmar PJSC
Emirates Towers, Level 47
Sheikh Zayed Road
PO Box 17000
Dubai, United Arab Emirates


                                                                     [ ], 2004



Ladies and Gentlemen:

          Reference is made to the Stock Purchase Agreement dated as of July 15, 2004, between Kerzner International Limited (the "Company") and Istithmar PJSC ("Istithmar"), and certain transactions related thereto. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Corporate Governance Agreement dated as of [ ], 2004, between the Company and Istithmar.

          In order to facilitate the transactions referenced above, and in exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

          (a) If any member of the WLG Group wishes to pursue, directly or indirectly, an investment in any other Venue-based Entertainment Business (as defined below) outside the Middle East (as defined below), WLG shall first present the opportunity to the Company, including a description of all material terms known to the member of the WLG Group and all out-of-pocket costs and expenses incurred by the member of the WLG Group. An "investment" for the purposes of this Agreement shall not include an investment (a) in less than 5% (or of up to $30 million if greater than 5%) of the outstanding stock of a publicly-listed Venue-based Entertainment Business or a company owning such business or (b) in an amount less than $30 million in the outstanding equity capital of a privately owned Venue-based Entertainment Business or a company owning such a business. "Venue-based Entertainment Business" means any enterprise, entity or project that owns and/or operates luxury hotels, theme parks, gaming or other resort activities at one or more fixed geographic sites. "Middle East" means the geographic area which includes the countries of United Arab Emirates, Bahrain, Qatar, Egypt, Oman, Yemen, Lebanon, Syria, Iran, Iraq, Jordan and Saudi Arabia.

          (b) If within 60 days of the presentation of an opportunity the Company (i) notifies WLG that it desires to assume the opportunity and (ii) agrees to reimburse the applicable member of the WLG Group for all of its out-of-pocket costs and expenses related to the identification or evaluation of the potential business opportunity, the Company shall be entitled to assume the opportunity. To "assume the opportunity" means undertaking the investigation, investment, development, acquisition and/or management of the relevant investment.

          (c) If the Company declines to assume the opportunity or fails to provide notice to WLG within 60 days of the presentation of an opportunity pursuant to clause (a) above, such member of the WLG Group shall be entitled to pursue the proposed opportunity so long as its ultimate involvement in such opportunity shall be on terms in the aggregate no more favorable than those presented to the Company pursuant to clause (a) above.

          (d) Notwithstanding any provision of this letter agreement to the contrary, this letter agreement will terminate (i) in its entirety immediately upon (A) the occurrence of the Istithmar Relinquishment Event or the termination for any other reason of Istithmar's obligations under Article V of the Corporate Governance Agreement dated [ ], 2004 between the Company and Istithmar or (B) if at any time (1) the percentage of Voting Power (determined on the basis of the number of outstanding shares of Voting Stock, as set forth in the most recent SEC filing of the Company prior to such date that contained such information) that is Beneficially Owned by the WLG Group falls below 5% or (2) neither Solomon Kerzner nor Howard B. Kerzner (each, an "Executive") serves as an executive officer of the Company or (ii) with respect to any Executive, at any time that such Executive no longer serves as an executive officer of the Company, with the effect that such Executive may pursue, either directly or through any entity (x) that is not a member of the WLG Group or
(y) that would be a member of the WLG Group solely as a result of such entity's relationship to such Executive, any opportunity without regard to this letter agreement.

                           [Signature page follows]

          IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                                Very truly yours,


                                                WORLD LEISURE GROUP LIMITED,


                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:



Accepted and agreed to as of
the date first above written:


ISTITHMAR PSJC


By:
   ---------------------------
   Name:
   Title: